Exhibit 3.1

FIRST AMENDMENT

TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

AI TRANSPORTATION ACQUISITION CORP

Extension Amendment Proposal

“RESOLVED, as a special resolution, that, subject to and conditional upon the approval of the Trust Amendment Proposal, and the trust account having net tangible assets of at least US$5,000,001 as at the date of this special resolution, the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 35.2 it its entirety and the insertion of the following language in its place:

35.2 The Company has until 12 months from the closing of the IPO to consummate a Business Combination, provided however that if the board of directors anticipates that the Company may not be able to consummate a Business Combination within 12 months of the closing of the IPO, the Company may, by resolution of directors if requested by the Sponsor, extend the period of time to consummate a Business Combination up to twelve times, each by an additional one month (for a total of up to 24 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the Registration Statement. In the event that the Company does not consummate a Business Combination within 12 months from the closing of the IPO or within up to 24 months from the closing of the IPO (subject in the latter case to valid 1 month extensions having been made in each case (such date falling 12 months or up to 24 months, as applicable, after the closing of the IPO being referred to as the Termination Date)), such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter to redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of our remaining Members and our directors, liquidate and dissolve the Company, subject to the Company’s obligations under the Act to provide for claims of creditors and the requirements of other applicable law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.

NTA Proposal

“RESOLVED, as a special resolution, that, subject to and conditional upon the trust account having net tangible assets of at least US$5,000,001 as at the date of this special resolution, the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 35.5(c), in its entirety and the insertion of the following language in its place:

In no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Article 35.5(a) or 35.5(b) or an Amendment Redemption Event under Article 35.11 if such redemptions would cause the Company to have net tangible assets of less than any net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination.”